

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 28, 2017

Via E-mail
John Parrett
Bridgewell Preferred Income Fund, LP
496 Delaney Ave, Ste 408
Orlando, Florida 32801

> **Re:** **Bridgewell Preferred Income Fund, LP**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed June 1, 2017**
> **File No. 024-10687**

Dear Mr. Parrett:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2017 letter.

Part II – Offering Circular

1. We note your response to our prior comment 2. Please revise your disclosure to provide the information required by Industry Guide 5, including a fee table and prior performance disclosure. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

Description of Business, page 50

2. Please revise your disclosure to discuss the material terms of your servicing agreement with the Lender.

Lending Program – Overview, page 54

3. We note your disclosure on pages 42 and 55 that you may lend up to 20% of your assets to a borrower relationship if you are successful in raising 100% of the offering amount. We also note your revisions in response to our prior comment 5 that you will acquire and not originate mortgage loans. We finally note your disclosure on page 65 that you are not a licensed lender. Please revise to reconcile your disclosure. Additionally, please explain what you mean by a "borrower relationship" and describe the circumstances under which you may make such a loan.

Conflicts of Interest, page 50

4. We note your response to our prior comment 14 and reissue in part. Please tell us whether Bridgewell Capital has competing funds. If so, please revise your disclosure, where applicable, to discuss how investment opportunities will be allocated.

Certain Relationships and Related Party transactions, page 87

5. We note your response to comment 18. Please revise your disclosure to clarify the term "Cash Flow from Capital Transactions."

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Counsel
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq.